SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 1, 2003

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    X                Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

On November 27, 2003, Veolia Environnement S.A. (the “Company”) held an “Investor Day” in Paris, France, during which a number of presentations were made by the Company’s management on the financial condition and operations of the Company and each of its business divisions. Copies of the three following presentations are included in this Report on Form 6-K:

1)	“Veolia Environnement” — Presentation made by Jérôme Contamine, Chief Financial Officer of Veolia Environnement

2)	“Veolia Water” — Presentation made by Antoine Frérot, Head of the Water Division of Veolia Environnement

3)	“Onyx” — Presentation made by Denis Gasquet, Head of the Waste Management Division of Veolia Environnement

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 1, 2003

VEOLIA ENVIRONNEMENT
By: /s/ Jérôme Contamine Name: Jérôme Contamine Title: Chief Financial Officer

VEOLIA
Environnement

# Jérôme Contamine

Investor Day Presentation

November 27th, 2003 - Paris

# Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This document contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement's profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement's contracts, the risk that Veolia Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement's financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

This document contains "non-GAAP financial measures" within the meaning of Regulation G adopted by the U.S. Securities and Exchange Commission under the U.S. Sarbanes-Oxley Act of 2002. These "non-GAAP financial measures" are being communicated and made public in accordance with the exemption provided by Rule 100(c) of Regulation G.

# Contents

- ROCE
- Valuation analysis
- Scope of consolidation for the Group after disposals

# The Veolia Environnement model:

# ROCE and Valuation Analysis elements

# 1. ROCE:
# Why and how is it defined?

## Different levels of capital intensity

- The capital intensity of VE's business activities varies depending on the Division but also on the region and type of activity
  - Example: a landfill may be capital intensive (e.g., in the USA) or not (e.g., the Canton landfill in China, under an O&M contract)
- A project with a low level of capital intensity but with a low margin (or even low revenue) may be more interesting than a capital-intensive project with a high margin
- One criteria: ROCE

# A key indicator: ROCE

$$ROCE^{(1)} = \frac{\text{(EBIT – tax for the Group + share in earnings of companies accounted for by the equity method)}}{\text{Average capital employed during year}}$$

*Capital employed = Fixed assets + gross goodwill – exceptional write-downs*
*+ share in companies accounted for by the equity method*
*+ working capital requirement*
*– provisions for liabilities and charges – other long-term liabilities*

(1) The aggregates used are calculated from 2002 data for core businesses

- Why deduct the provisions?
  - The capital employed is "interest bearing" capital: equity capital, minority interests, net debt
- Why take gross goodwill, reduced by exceptional write-downs?
  - Impairments constitute a reduction in assets and not in amortization
  - Approach is compatible with the calculation of goodwill amortization (US GAAP, IAS)

# The ROCE depends on the position on the J Curve

- Four portfolios of contracts :

**Mature regions (France)**

**high ROCE > 11%**

**Increasing part of the curve (> 7%)**

Advanced development : Cent. & East. Europe,UK,Asia

**Continental Europe excl. Cent. & East. Europe**

ROCE ~5%
Favorable trend in 2004

USA
Action underway

US strategic investments (≤ 5%)

Waste : continuous improvement
Water : write-off + disposals

# From ROCE to ROE

- ROCE is the “instantaneous” measure of the return on capital employed
- ROCE is relevant for the Division (full group of contracts)
  - It is relevant contract by contract in relationship to the evolution of the contract
- From a given ROCE, what is the ROE?
  - Three leverage scenarios: 50% debt / 50% equity capital, 67% debt / 33% equity capital (current leverage) and 80% debt / 20% equity capital

| | Leverage 50 / 50 | Leverage 67 / 33 | Leverage 80 / 20 |
|---|---|---|---|
| ROCE | ROE | | |
| 7% | 10% | 13% | 19% |
| 8% | 12% | 16% | 24% |
| 9% | 14% | 19% | 29% |
| 10% | 16% | 22% | 34% |

# 2. Valuation analysis of the company's assets: The Model

# Important notice

This section contains calculations, estimates and opinions of Veolia Environnement's future cash flows and growth that have been prepared by Veolia Environnement's management on the basis of financial, economic, market and other data available as of the date hereof and assumptions and methodologies that it believes to be reasonable and appropriate for such purposes. These calculations, estimates and opinions have not been reviewed, assessed or validated by an independent accountant or other third party expert and do not constitute a guarantee of future cash flows and growth or of the current value thereof. Veolia Environnement shall not be deemed to be making herein any representation, warranty or guarantee, express or implied, regarding the accuracy, completeness or reliability of the statements contained in this section. In particular, investors are advised that changes in any of the financial, economic, market or other data used for these calculations, estimates or opinions or the adoption of different assumptions or methodologies may lead to materially different valuations of Veolia Environnement's future cash flows and growth as of the date hereof or any later date. In addition, these calculations, estimates and opinions constitute "forward-looking statements" within the meaning of the provisions of the U.S. Securities Litigation Reform Act of 1995 and may differ materially from actual cash flows and growth as a result of a number of risks and uncertainties. See "Disclaimer" on page 3 of this document.

# Veolia Environnement's cash flows have been identified according to their maturity



Cash Flows
Future cash flows
Other cash flows
Highly durable cash flows
Time

| | |
|---|---|
| Cash flows from future investments | Modeling of cash flows on basis of J-curve |
| Cash flows from existing operations, that are less durable or are less mature | Sum of the parts (SOTP) estimation in multiples of EBITDA |
| Cash flows from existing operations that are highly foreseeable and reproducible over time | Estimation of value by DCF with β observed for listed companies operating in regulated markets (water in England) |

VEOLIA Environnement

# Valuation of highly durable cash flows

**45% of revenue and 60% of EBITDA ***

**Criteria**

- Activities with contracts that are stable, long and/or recurring
- Includes municipal contracts in water, heating, transportation, cogeneration and household waste incineration and landfill activities in the following regions:

| | France | UK | Europe | USA |
|---|---|---|---|---|
| Water | X | X | X | |
| Waste (1) | X | X | | X |
| Energy | X | | X (South, Cent.,East) | |
| Transport | X | | | |

(1) Incineration and landfill

- Among these activities, the only contracts taken into account are those that are signed, mature and stable, as well as contract renewals
- Not taken into account: future contracts, and those that are signed but not mature (e.g., BOT contracts and high growth regions)

* Excluding US disposals and planned disposals

# Valuation of highly durable cash flows

**Method and examples**

## Valuation method

### DCF rate

- WACC countries with $\beta$ of 0.1 (listed English water companies)

### DCFs

- Long-term plan projected until 2021
- "Organic" growth scenarios
  - Variable depending on geographic region and activity
  - Based on growth observed in plan
  - Limited to inflation over plan
- Overall contract renewal rate of 95% (except for contracts with no set duration)

# Valuation of Veolia Environnement's other cash flows

**55% of revenue and 40% of EBITDA ***

**Criteria**

- FCC
- Developing areas (which will become areas with highly durable cash flows):
  - Municipal water outside France
  - Certain BOT contracts (Europe)
  - Transportation outside France
- Activities with contracts that are shorter or more exposed to market conditions, such as:
  - industrial contracts / Facilities Management
  - hazardous waste
  - collection of household and industrial waste

| | Monde | Asie | Europe | USA | Africa/Mid East |
|---|---|---|---|---|---|
| Water equipment + engineering | X | | | | |
| Municipal water | | X | BOT | X | X |
| Waste (1) | X | | | | |
| Energy | | | X (UK & North) | | |
| Transport | X (excl. France) | | | | |

(1) Excluding incineration and landfill

**Valuation method**

- Valuation by multiples of EBITDA (by activity) on basis of comparables
- Market value for FCC

* Excluding US disposals and planned disposals

# Value of Veolia Environnement's future growth:
## On basis of investment projects' J curves

**Method and and examples**

Determination of growth envelope

- Debt stable for company until 2009
- From 2010, cash flows shared between dividend and growth on basis of a supplementary investment envelope equal to half the cash flows generated
- leverage maintained between 2010 and 2020

Modeling and valuation of future growth

- Using the J curve of a weighted project portfolio (basis of 19 existing projects)
- DCF at 9% (WACC+2.5) and growth at 1.5% ad infinitum

**The value of the discounted cash flows used for the model is around €6 to 7 billion**

# Summary (1)


(€ bn)
40
35
30
25
20
15
10
5
0
Market cap €7.8 bn
€2.7 bn
Net debt €13.1 bn
Other liabilities €0.6 bn
Minority interests
Future growth €6,6 bn
Other cash flows €9,3 bn
Highly durable cash flows €20,9 bn
Current market valuation
Valuation model

(1) Those figures include assets to be disposed

# 3. The scope of consolidation for the Group after disposals

# 2003 (e) revenue – adjusted (1)

## 2003 revenue (1) by division


FCC
11%
Water
36%
Transport
13%
Energy
services
18%
Waste
22%

## 2003 revenue (1) by geography


Asia/Pacific
3.5%
RoW 3.5%
North
America
8%
France
48%
Rest of
Europe
37%

| | 2002 adjusted (1) | 2003 (e) adjusted (1) |
|---|---|---|
| **Consolidated revenue (€bn)** | 26.3 | 26.7 – 26.9 |

(1) Adjusted for asset disposals in 2002 and 2003 (Filtration & Separation, Plymouth Products, US Distribution, Surface Preparation Corp. and Bonna Sabla) and those in progress in the U.S. water division (Culligan, Everpure, equipment and short-term services)

# ROCE and capital employed

| | 2002 CE (€m) | 2002 ROCE | 2009 forecast ROCE |
|---|---|---|---|
| Water | 11 838 | 5.7% | >10% |
| Waste | 5 043 | 6.1% | |
| Energy Services | 2 516 | 7.3% | |
| Transport | 1 257 | 7.3% | |
| FCC | 1 734 | 12.0% | |

| | 2002 adjusted (1) | 2003 (e) adjusted (1) | 2009 forecast adjusted (1) |
|---|---|---|---|
| CE - Group (€m) | 22 732 (average) | ~19 000 | -- |
| Group ROCE | 6.4% | -- | >10% |

(1) Adjusted for asset disposals in 2002 and 2003 (Filtration & Separation, Plymouth Products, US Distribution, Surface Preparation Corp. and Bonna Sabla) and those in progress in the U.S. water division (Culligan, Everpure, equipment and short-term services)

# Veolia Environnement targets until 2005

- 4 to 8% revenue growth per year
- Net debt stabilized to around €11 bn after disposals
- Free Cash flow
  - 2003: positive after disposals
  - 2004: positive
- ROCE to between 8 and 9% at the end of 2005

# Appendix

Detailed ROCE calculation

# Capital employed 2002 - 2001

| €m | At Dec. 31 2002 Doc. of ref. and 20-F | At Dec. 31 2002 | At Dec. 31 2001 |
|---|---|---|---|
| Tangible and Intangible Assets | 18 446 | 18 446 | 18 668 |
| Net Goodwill | 6 153 | 6 153 | 6 796 |
| Goodwill amortization (excluding exceptional write-downs) | | 1 379 | 1 240 |
| Gross goodwill (net of exceptional writedowns) (1) | | 7 532 | 8 036 |
| Equity method investments (2) | 448 | 448 | 514 |
| Goodwill amortization on equity method investments | | 6 | 15 |
| Equity method investments (excluding goodwill amortization) | | 454 | 529 |
| Inventories and work in process | 1 175 | 1 175 | 1 544 |
| Accounts receivable | 11 146 | 11 146 | 12 066 |
| Accounts payable | -11 608 | -11 608 | -12 939 |
| Working capital requirement | 713 | 713 | 670 |
| Provisions | -2 946 | -2 946 | -3 196 |
| Subsidies and deferred income | -1 413 | -1 413 | -1 483 |
| Financing of cogeneration facilities for energy services business | | 739 | 859 |
| Subsidies and deferred income | | -674 | -624 |
| Other long-term liabilities | -428 | -428 | -497 |
| Capital employed before disposal of non-core businesses | | 23 096 | 23 587 |

(1) Exceptional write-downs relate mainly to USFilter and Proactiva

(2) Excluding Philadelphia Suburban in 2001

# Average capital employed 2002

| €m | At Dec. 31 **2002** | At Dec. 31 **2001** |
|---|---|---|
| **CE before disposal of non-core businesses** | **23 096** | **23 587** |
| CE for non-core businesses (1) | -124 | -1 095 |
| **CE after disposal of non-core businesses** | **22 972** | **22 492** |
| **Average CE for 2002** | **22 732** | |

- (1) Restatement of capital employed in 2001
  - Filtration & Separation Group
  - Plymouth Products
  - Distribution Group
  - Bonna Sabla
  - Surface Preparation Group
- (1) Restatement of capital employed in 2002
  - Surface Preparation Group

# Calculation of 2002 ROCE

| €m | At Dec. 31 2002 **Doc. of ref. and 20-F** | At Dec. 31 **2002** |
|---|---|---|
| EBIT (operating income) | **1 971** | 1 971 |
| EBIT for non-core businesses (1) | | -124 |
| **Core-business EBIT** | | **1 847** |
| **Income tax** | **-437** | **-437** |
| **Share in earnings of companies accounted for by the equity method** | **39** | 39 |
| Allocation to goodwill amortization relating to equity method investments | | 1 |
| Earnings for companies accounted for by the equity method | | **40** |
| **Net income from operations** | | **1 450** |
| **Average capital employed for 2002** | | **22 732** |
| **ROCE** | | **6.4 %** |

(1) Businesses sold in 2002 and 2003

VEOLIA Environnement

# Financial Communication

**Nathalie PINON,** Head of Investor Relations

38 Avenue Kléber – 75116 Paris - France

Telephone +33 1 71 75 01 67

Fax +33 1 71 75 10 12

e-mail nathalie.pinon@groupve.com

**Brian SULLIVAN,** Vice President, US Investor Relations

1605 Main Street, Suite 710, Sarasota, FL 34236- USA

Telephone (941) 362-2435

Fax (941) 362-2499

e-mail bsullivan@usfilter.com

**Web site**

**http://www.veoliaenvironnement-finance.com**

# VEOLIA Water

# Antoine Frérot

Veolia Environnement, Investor Day
November 27, 2003 Paris

# Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This document contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement's profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement's contracts, the risk that Veolia Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement's financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

# Summary

- Our position
- Our businesses and contracts
- Markets and competitors
- Our strategy
- Key figures

# Veolia Water: operations worldwide


Finland
Norway
Denmark
Ireland
Great Britain
Netherlands
Germany
Poland
Czech Republic
Belgium
France
Romania
Portugal
Spain
Italy
Turkey
Israel
Morocco
Lebanon
Canada
USA
Mexico
China
Japan
South Korea
Taiwan
Saudi Arabia
India
Niger
Chad
Guadeloupe
Martinique
French Guiana
Colombia
Thailand
Philippines
Malaysia
Gabon
Indonesia
French Polynesia
Brazil
Mauritius
Reunion Island
Australia
Argentina
New Zealand

# Contribution to 2003 (e) revenue after asset disposals (1)



Design / Build
19%
Industrial
operations
11%
Municipal
operations
70%

**2003 (e) revenue (1): €9.6bn**

(1) After asset disposals in 2002 and 2003 (Filtration & Separation, Plymouth, US Distribution, Surface Preparation Corp. and Bonna Sabla) and those in progress in North America (Culligan, Everpure, equipment + short-term services)

VEOLIA Water

# Geographical breakdown of 2003 (e) revenue after asset disposals (1)


RoW
7%
Asia-Pacific
6%
Europe
(excl. France)
19%
France
61%
North America
7%

**2003 (e) revenue (1): €9.6bn**

(1) After asset disposals in 2002 and 2003 (Filtration & Separation, Plymouth, US Distribution, Surface Preparation Corp. and Bonna Sabla) and those in progress in North America (Culligan, Everpure, equipment + short-term services)

# Our business: municipal operations

- Water and wastewater: distribution networks and plants
- Small water cycle
- Outsourced management of public services
- Mechanisms for creating value on contracts
  - Contract engineering
  - Productivity gains
  - Measurable improvement in service levels
  - Quality of management teams

# Our business: the water cycle


Management of natural resources
An integrated approach aimed at protecting the environment
Drinking water production
Sludge recycling
Distribution network
Customer management
Storm water and wastewater treatment
Wastewater collection
Water quality monitoring
VEOLIA Water

# Our contracts

- General characteristics of contracts
  - Average duration
    - with significant Capex *15-20 years*
    - with less Capex *5-8 years*
  - ROCE
    - Higher than WACC in *Year 3*
  - Project IRR

    Target:

    - Higher than WACC +2

VEOLIA Water

# Our contracts: the J curve


In €m
150
100
50
0
-50
1
2
3
4
5
6
ROCE
20%
15%
10%
5%
0%
-5%
Revenue
Expenditures
EBIT
ROCE

- **Productivity gains :**
  - Improvement in billing and collection
  - Maintenance / purchasing / consumption optimization
  - Reorganization of operation (by sector)
  - Gradual reduction in workforce
  - Reorganization of work and "insourcing"
  - Leak identification and reduction
  - Phasing of major investment programs

**Short-term**

**Medium term**

# Outsourced management of public services

## Several contract types:

- Operation & Maintenance (O&M)
- Affermage (Concession contract where private operator is not required to invest but only maintain and refurbish) with investment in upgrading
- Design Build Operate (DBO)
- Build Operate Transfer (BOT)
- Concession
- Privatization of assets with operating contract

VEOLIA Water

# France: a leadership position

- Over 90% of outsourced management is through affermage contracts
- About 45% of revenue is paid back to municipal authorities
- Générale des Eaux supplies water to 26 million people and treats wastewater generated by 19 million people
  - 4,500 outsourced management contracts
  - 43% share of water market and 32% of wastewater market in terms of population (across all types of contract)
- Potential growth in wastewater service
- European regulations on water resources being strengthened (nitrates, pesticides, turbidity)
- Competitive tenders are issued for 700 to 800 contracts a year, of which 50% for Générale des Eaux (GdE): the municipal market in France is the most active in the world. GdE renews over 95% of its contracts (in terms of revenue) and wins more new contracts than it loses

# The various contract models

## BOT - Build and operate a plant

**Chengdu (18-year BOT for water treatment plant)**

- 1st BOT in China's water industry, carried out within specific legal framework (signed in 2000):
  - Shareholders: Veolia Water 60%
    Marubeni 40%
- Main technical data:
  - Capacity 460,000 m3/day
  - Guaranteed volumes purchased 400,000 m3/day
  - Total investment $116.5 million
    of which Plant 40%
    Civil engineering 60%

VEOLIA Water

# BOT: Chengdu

## Analysis of value creation


€m
ROCE %
Revenue
EBIT
ROCE
45
40
35
30
25
20
15
10
5
0
60%
50%
40%
30%
20%
10%
0%
2002
2003 (e)
2006 (e)
2016 (e)

# The various contract models

## Concession: Bucharest

- 25-year concession for water and wastewater services (signed end 2000)
- No. of people served: 1.7 million
- Service level commitments
- Capital contribution of €35 million
- Technical (municipality) and economic (national regulation agency) regulators
- The contract includes numerous clauses providing for adjustment of the contract's financial performance during execution: rate adjustment, review in years 5, 10 and 15 to set up minimum IRR
- Cost control, labor relations, improvement in water quality, reduction of leakage from the network, employee training and integration within Veolia Environnement
- For all services, the concession holder retains control over its Krivina investments
- Dynamic cash flow management, backed up by efficiency recovery policy, to ensure good management of working capital requirement and ability to respond to unexpected incidents

# The concession: Bucharest (2)

## Analysis of value creation



€m
ROCE %
Revenue
EBIT
ROCE
90
80
70
60
50
40
30
20
10
0
40%
35%
30%
25%
20%
15%
10%
5%
0%
2001*
2002
2003 (e)
2005 (e)
2010 (e)
2015 (e)

* 13.5 months

# Indianapolis (USA):

## The largest municipal outsourcing contract in North America (DBO and O&M type)

- Duration: 20 years
  - $1.5 billion total cumulative revenue
  - Contract remuneration based on performance
- Comprehensive contract
  - Operation & Maintenance
  - Repairs
  - Investments financed by the municipality
  - Customer service
- Positive cash flow in 2004
- Average estimated ROCE ≥10%



- 12th biggest city in the US
  - 1.1 million people served
  - 323,000 connections
  - 468 employees
  - 11 water treatment plants
  - 6,000 km of distribution networks
  - 31 pumping stations
  - Storage
  - Water production
    - ~140 MGD

# The various contract models: Czech Republic (1)

- Affermage in mature market: from flagship to expansion

**The Czech market (average 20 years; 28 years from 2001 for Prague)**

- 3.4 million people served (40% of the market in terms of value)
- Operating companies under majority control
- First operation at Pilsen (1996)
- First significant contracts won in North and South Bohemia (1998–1999)
- Privatization of Prague (2001)
- Average contract duration of 20 years (28 years for Prague)

# Value creation through different contract models (2)

- Affermage in mature market: from flagship to expansion (continued)

**The Czech market (average 20 years; 28 years from 2001 for Prague)**

  - Affermage principle with rental of infrastructure to district authorities and limited commitments (entry fee + contractual investments, etc.)
  - Remuneration on adjusted "cost + fee" basis (price indexed to inflation and share of productivity gains with customer)

- Main levers:
  - Operations optimization
    - Contract optimization: signature of contract amendments, growth by additional service and development of new business such as industrial outsourcing
    - Pooling of resources (centralized purchasing, technical optimization, training center, etc.)
    - Management optimization (management by objectives)

# Improvement in profitability: J curve
# Example: Czech Republic



€m
ROCE %
Revenue
EBIT
Net Profit
ROCE
500
450
400
350
300
250
200
150
100
50
0
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Year 1
Year 7
Year 8
Year 10
Year 20

# Optimized semi-public models: Example Budapest, contract characteristics (1)

- 1.7 million people served (20-year wastewater contract)
- Type: wastewater service contract under semi-public model but with new investments funded by the municipality
- Prices set on the basis of indexed benchmark budget and related to volumes sold
- Operator remuneration = priority dividends based on cash savings achieved (operation and collection recovery) and the development of new business activities
- 25% of capital held by consortium (CGE, BWB and EBRD)
- Contractual obligations
  - Operation and maintenance
  - Renewal/replacement
  - Flood protection

# Optimized semi-public models: Example Budapest, financial overview (2)



€m
ROCE %
Revenue
EBIT
ROCE
120
100
80
60
40
20
0
25%
20%
15%
10%
5%
0%
1998
2000
2002
2007 (e)
2017 (e)

# Optimized semi-public models: Example Budapest, analysis of value creation (3)

- Objective: optimization of priority dividend as operator remuneration
- 3 main levers:
  - Cash savings on operating costs
    - From the outset, optimize benchmark operating costs
    - Implement 3-year action plans
    - Optimize municipal asset investment policy
  - Improvement of customer account and development of new business activities
    - Collection recovery policy and introduction of customer service center
    - Customer base verification policy (illegal connections)
    - New business activities (municipal, industrial)

# The markets

## Strong growth in demand with powerful drivers

- Increase in world population (+ 80 million a year), and higher concentration in cities (10% in 1900, 50% in 2000, 66% in 2030)
- Heightened environmental standards and health concerns
- Growing acceptance of outsourced management model as an alternative to difficulties in public management and privatization
- Industrial customers focusing on their core business

# The markets

## Market size and growth

- **The municipal market**
  - €400 billion per year in operation of municipal services worldwide
    - Only 10% outsourced to private sector (70% in France, <10% in USA), with growth to about 30% outsourced forecast by 2015
  - €70 billion per year in investment and improvement expenditures
  - New demand: resource management and operation of new resources (desalination and wastewater reuse)
- **The industrial market**
  - €100 billion per year in operation of industrial services worldwide
    - Only 1% to 2% outsourced, with annual double digit growth forecast for outsourcing market

# Our main competitors

| €bn | Country | Total revenue | Water revenue(*) | Main Locations |
|---|---|---|---|---|
| **SUEZ** | France | 46 | 5 | France, USA, S. America, Asia |
| **RWE** | Germany | 43 | 5 | UK, USA, Germany |
| **Saur** | France | 3 | 2 | France, Africa |
| **Severn Trent** | UK | 3 | 1 | UK, USA |
| **Anglian** | UK | 1 | 1 | UK, C&EE |

(*) Veolia Environnement estimates

# Our strategy - focus efforts and resources on:

- Veolia Water's strongest know-how
  - Municipal operations and, going forward, industrial operations
  - Its related expertise for winning and retaining contracts:
    - design / build
- Solvent markets with demand for sophisticated know-how:
  - Europe, North America, northern Asia (Japan, China, Korea)

# Review of water business strategy in the United States

- Focus on long-term operating contracts and DBO contracts (80% with municipalities, 20% with industrial customers)
- Divestment of equipment sales business and short-term services to industrial customers
- Divestment of services to residential and commercial sectors (Culligan + Everpure)

Sale of Everpure to Pentair for
$215 million announced on Nov. 18, 2003

VEOLIA Water

# Figures for water business in North America

- Revenue from companies sold or in the process of being sold:
  - Culligan — $700 million in 2003 (*)
  - Everpure — $60 million in 2003 (*)
  - Equipment/short-term services — $1 100 million in 2003 (*)
- Total revenue from companies retained — $750 million in 2003 (*)
  - Estimated average operating margin — 5%

(*) Estimates

# Key figures (*)

| €m | 2002 | 2009 forecast |
|---|---|---|
| Revenue | 11 142 | 3 to 5% CAGR |
| EBIT (1) | 896 | |
| EBIT Margin | 8.0% | |
| Capital employed | 11 838 | |
| ROCE (2) | 5.7% | ≥ 10% |

(*) Excluding Proactiva

(1) EBIT corresponds to operating income as defined in French accounting regulations committee rule 99-02

(2) See definition of ROCE in "The Veolia Environnement model: ROCE and valuation" presentation of November 27, 2003

# Financial Communication

**Nathalie PINON,** Head of Investor Relations

38 Avenue Kléber – 75116 Paris - France

Telephone +33 1 71 75 01 67

Fax +33 1 71 75 10 12

e-mail nathalie.pinon@groupve.com

**Brian SULLIVAN,** Vice President, US Investor Relations

1605 Main Street, Suite 710, Sarasota, FL 34236- USA

Telephone (941) 362-2435

Fax (941) 362-2499

e-mail bsullivan@usfilter.com

**Web site**

**http://www.veoliaenvironnement-finance.com**

VEOLIA Water

ONYX

# Denis Gasquet

**Veolia Environnement, Investor Day**
**November 27th, 2003 - Paris**

# Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This document contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement's profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement's contracts, the risk that Veolia Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement's financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

# Contents

- Our business
- Our positions
- Markets
- Our competitors
- Our strategy
- Key financial indicators

## Our business

- World No. 2 in Waste management and among the European leaders
- Onyx is the only comprehensive service provider in solid and liquid, hazardous and non-hazardous wastes, working with both municipal and industrial customers
  - Waste management activities that are continuously evolving: collection, treatment, recovery/recycling
  - Specialty activities: commercial cleaning, street cleaning, sewage cleaning, soil treatment/site remediation

ONYX

## Our positions – key figures

- 2002 revenue: €6 billion (excluding Proactiva)
- 272,000 industrial customers
- 76 million people served worldwide
- 35 million metric tons of waste collected by Onyx
- 54 million metric tons treated in:
  - 220 sorting centers (household+non-hazardous industrial waste)
  - 53 treatment and recovery plants for hazardous waste
  - 99 composting centers
  - 70 waste-to-energy recovery and incineration plants
  - 146 landfills (household, non-hazardous industrial and hazardous wastes)

# Onyx: 2nd largest operator worldwide (presence on all continents)


Canada
United States
Mexico
Guadeloupe
Martinique
Brazil
French Polynesia
Morocco
Tunisia
Egypt
Israel
India
China
South Korea
Japan
Taiwan
Hong Kong
Macau
Thailand
Singapore
Mauritius
Reunion Island
Australia
New Caledonia
New Zealand

# Onyx : 2nd largest operator worldwide (one of the European leaders)


Sweden
Norway
Denmark
Ireland
Great Britain
Germany
Poland
Czech Republic
Slovakia
Hungary
France
Switzerland
Slovenia
Spain
Portugal
Italy
FCC

# 2002 revenue by geographic area



Others
3 %
Asia/Oceania
8 %
France
41%
Europe
25 %
including UK 11.5%
North America
23%

# The treatment of waste: An integrated value chain


Collection and services
Disposal and treatment
MUNICIPAL
STREET CLEANING
SEWAGE CLEANING
Traditional
Recycled material
Municipal Recycling Facility
Transfer Station
INDUSTRIAL
INDUSTRIAL CLEANING
SORTING
TREATMENT
Recyclable
Recycling Unit
Recycled material
SOLID WASTE
Agricultural fertilizer
Composting
Energy
Landfill
Metal recovery
Waste to energy
HAZARDOUS WASTE
Conditioning Identification
Grouping Platform
Recycling
Recycled products
Landfilling

# 2002 revenue by business



Hazardous waste treatment
€671m
11%
Disposal & treatment
of solid waste
€927m
15%
Services to
industrial clients
€3,024m
50%
Urban services
€1,385m
23%

# Operating margins by division (2002 figures)

| | |
|---|---|
| Treatment of hazardous waste | 9 to 16% |
| Treatment of solid waste | 5 to 25% (other treatment)<br>20 to 30% (landfills) |
| Urban services | 1 to 5% |
| Services to industrial clients | 4 to 10% |

# Fundamental market growth drivers

- Higher volumes linked to economic growth and to consumption and production practices
- Regulatory changes
- Growth in outsourcing (technical sophistication, pressure on public expenditure, industrial companies refocusing on core businesses)

# The French market

- New growth potential linked to the end of the 1992-2002 ten-year law (district plans, opening of new landfills …)
  - Growth in recycling and incineration
  - Increase in outsourcing of public services, particularly for selective sorting and recycling

# Markets: Europe

- **UK**
  - Strong competitive but changing market (bringing to level of environmental standards)
  - Competition undergoing complete change (acquisition of Waste Recycling Group by Terra Firma)

**Recomposition of the landscape and likely consolidation**

- **Germany**
  - Solid waste: very disrupted market (renewal of DSD contracts) and new regulation (end of landfill capacity expected at the end of 2005)

**Several months or years will be necessary before the market becomes accessible again**

# Market trends

## USA

- Solid waste market largely consolidated
- Industrial and hazardous waste concentration movements underway

## Rest of World

- In most cases, regulations and markets are in the emerging stage, with the potential for long-term growth

# Operating margins by geography

| | Trends observed | 2002 |
|---|---|---|
| France | First signs of improvement | >6% |
| North America | Good resistance | >9% |
| Europe | Marked recovery in the UK | >4% |
| Asia/Pacific | Slight economic slowdown | >12% |
| **EBIT margin** | | **6.5%** |

ONYX

# Our competitors

- Onyx is the only provider offering comprehensive services on a global basis
- Our competitors are:
  - Sita: smaller, not present in the US
  - Regional only: RWE, Rethmann (Germany), Shanks (UK), Waste Management, Allied Waste, Republic (US)
  - Only covering a part of services: household and non-hazardous waste (Waste Management, Republic Services, Allied Waste), hazardous waste (Clean Harbors)

# Our strategy

- Enhance our offering to industrial customers through our comprehensive expertise in waste services and through synergies with other VE divisions (integrated offering)
- Limit on investments (projects not requiring direct investment) and reduction in WCR
- Strengthen our international network by targeting certain countries
- Accentuate our technological advance in treatment and recovery/recycling
- Manage environemental risk

# France - Mid-term outlook

- No. 1, present in entire range of services (more than 30% market share)
- Inventory of underperforming municipal waste management contracts and renegotiation
- Reduction in overhead
- Increasing impact of incinerators launched in 2002-2003
- Opening of landfills

# North America - Mid-term outlook

- No. 4 in solid waste, but No. 2 or 3 to the East of the Mississippi
  - No. 3 in incineration but recognized as "best operator"; long-term contracts with high visibility
  - No. 2 in hazardous waste (after Clean Harbors)
  - Among the leaders in industrial cleaning in a depressed environment (Philips bankruptcy, Laidlaw…)
  - North American profitability to be maintained at current level
  - Cost reduction and structural improvement actions taken in hazardous waste

ONYX

# Europe / Asia-Australia - Mid-term outlook

## Europe

- UK
  - Gradual improvement in profit margin for entire business, based on targets set at end of 2000
  - Increasing impact of new contracts
- Continental Europe
  - Limited but effective presence in Hungary and Italy
  - Good performance in the Czech Republic

## Asia/Australia

- Flagship business in Hong Kong (70% of revenue and 95% of EBIT for the region)
- Expected success for Woodlawn – Recovery in New South Wales

ONYX

# Example: Tyseley incineration contract (UK)


ROCE %
50
45
40
35
30
25
20
15
10
5
0
-5
Revenue
EBIT
ROCE
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
-5%
1994
1999
2002
2003 (e)
2008 (e)
2013 (e)
2018 (e)

ONYX

# Key indicators (*)

| €m | 2002 | 2009 Forecast |
|---|---|---|
| Revenue | 5 966 | 3 to 5% CAGR |
| EBIT (1) | 389 | |
| EBIT margin | 6.5% | |
| Capital employed | 5 043 | |
| ROCE (2) | 6.1% | > 9% |

(*) Excluding Proactiva

(1) EBIT corresponds to the operating result as defined under Regulation 99-02 of the CRC, the French accounting regulations authority

(2) ROCE definition in November 27th, 2003, presentation: Veolia Environnement model: "ROCE and valuation"

# Financial Communication

**Nathalie PINON,** Head of Investor Relations

38 Avenue Kléber – 75116 Paris - France

Telephone +33 1 71 75 01 67

Fax +33 1 71 75 10 12

e-mail nathalie.pinon@groupve.com

**Brian SULLIVAN,** Vice President, US Investor Relations

1605 Main Street, Suite 710, Sarasota, FL 34236- USA

Telephone (941) 362-2435

Fax (941) 362-2499

e-mail bsullivan@usfilter.com

**Web site**

**http://www.veoliaenvironnement-finance.com**